Amazon.com, Inc (AMZN)
Item 5: Adopt Independent Board Chair Policy

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Item 5 on the Amazon.com, Inc (“Amazon” or “the Company”) 2021 proxy ballot. The resolved clause of this shareholder proposal states:

Shareholders of Amazon.com Inc (“Amazon” or the “Company”) urge the Board of Directors (the “Board”) to adopt a policy to require that the Chair of the Board shall be an independent director who has not previously served as an executive officer of the Company.

This policy should be implemented so as not to violate any contractual obligations, with amendments to the Company’s governing documents as needed. The policy should also specify the process for selecting a new independent Chair if the current Chair ceases to be independent between annual meetings of shareholders. Compliance with the policy may be excused if no independent director is available and willing to be Chair.

We respectfully request your vote FOR Item 5 for the following reasons:

1.	An independent board chair policy is a commonsense corporate governance reform.

•	An independent board chair would be separate from the CEO. They would have no material relationship or affiliation with the company, and they would not be a former executive officer of the company. This would enable the independent chair to provide new insights and better oversight for Amazon.

•	Independent board chair policies are generally endorsed by proxy advisory firms Glass Lewis[2] and ISS[3].

•	According to the Council of Institutional Investors (CII): “Having an independent chair helps the board carry out its primary duty—to monitor the management of the company on behalf of its shareowners. A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board.”[4]

•	According to Glass Lewis, “Board independence has been accepted as a best practice worldwide.”[5] Citing a Farient Advisors study, Glass Lewis stated that “97% of countries surveyed accepted a separate chair/CEO as a best practice, 53% of which have statutory requirements mandating this separation.”[6]

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.

2 http://www.glasslewis.com/wp-content/uploads/2017/03/2017-In-Depth-Independent-Chair-marked-copy-2.pdf

3 https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf

4 https://www.cii.org/independent_board

5 http://www.glasslewis.com/wp-content/uploads/2017/03/2017-In-Depth-Independent-Chair-marked-copy-2.pdf

6 http://4fgic6b9bwz16wnpt2p0bnpb-wpengine.netdna-ssl.com/wp-content/uploads/2016/11/Global-Trends-in-Corporate-Governance.pdf

2 Oliver Street, Suite 806, Boston, MA 02109 | (617) 742-6666 | invest@zevin.com

Zevin Asset Management, LLC

Item 5 at Amazon.com, Inc (2021)

•	According to a Yale School of Management paper, “The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board.”[7]

2.	Amazon lacks an independent board chair. Executive Chair Jeff Bezos would not provide essential independent oversight.

•	CEO and Chair Jeff Bezos plans to step down from the CEO role this year and stay on as Executive Chair. Chair Bezos will lack independence due to his role as founder, his long history as a leader of Amazon, and his significant share position.

•	In his last letter to shareholders, Mr. Bezos stated that Amazon must “do a better job for our employees” and announced that, in addition to serving as Executive Chair, he will lead an effort to make Amazon “Earth’s Best Employer and Earth’s Safest Place to Work.” Mr. Bezos plans to work with Amazon’s Ops team to “help invent in this arena.”[8]

•	Evidently Mr. Bezos is still heavily invested in Amazon’s prior decision making and its current initiatives, which undermines his ability to provide competent and independent oversight of management. At the same time, as Executive Chair, Mr. Bezos’s stature as founder and significant shareholder may also unduly hamstring the new CEO going forward.

3.	Amazon especially needs the risk oversight that an independent board chair would provide.

In its statement on Item 5 in the 2021 Proxy Statement9, Amazon claims that an independent board chair is not needed because the Lead Director provides competent oversight. With due respect to Mr. Rubinstein, neither the Lead Director nor the rest of the board have acted sufficiently to oversee and curb the troubling risk-taking behavior of Amazon’s executive team.

Amazon executives, including Mr. Bezos and incoming CEO Andrew Jassy, have carried out a litany of risk-taking strategies. These include:

•	Failure to address labor concerns and over-the-top anti-union practices – Late last year, Reveal reported on a “mounting injury crisis at Amazon warehouses” and alleged “bald misrepresentations” by the company as an apparent attempt to hide the extent of its safety problem.[10] In February 2021, New York’s attorney general sued Amazon for poor COVID-19 precautions and retaliating against workers.[11] In a recent article titled “How Amazon Crushes Unions,” The New York Times reported on extreme tactics employed by Amazon in its fight to prevent workers from forming a union in its facilities in Bessemer, Alabama and elsewhere — tactics such as alleged worker surveillance, intimidation, and even changing traffic light timing to prevent workers from speaking with union organizers after their shifts.[12] The National Labor Relations Board is expected to review alleged violations in the Bessemer election.[13]

7 https://web.law.columbia.edu/sites/default/files/microsites/millstein-center/2009%2003%2030%20Chairing%20The%20Board%20final.pdf

8 https://www.aboutamazon.com/news/company-news/2020-letter-to-shareholders

9 https://www.sec.gov/Archives/edgar/data/1018724/000110465921050333/tm2035374-1_def14a.htm

10 https://revealnews.org/article/how-amazon-hid-its-safety-crisis/

11 https://www.cnbc.com/2021/02/17/new-york-attorney-general-sues-amazon-over-covid-shortfalls.html

12 https://www.nytimes.com/2021/03/16/technology/amazon-unions-virginia.html

13 https://news.bloomberglaw.com/daily-labor-report/amazon-union-election-fails-now-what-nlrb-process-explained

Zevin Asset Management, LLC

Item 5 at Amazon.com, Inc (2021)

•	Aggressive contracting with the Pentagon, Department of Homeland Security (DHS) and U.S. Immigration and Customs Enforcement (ICE) – Amazon is still fighting to be awarded a $10 billion Department of Defense cloud computing contract called JEDI. The contract was initially awarded to Microsoft, and now Amazon is fighting both Microsoft and the Pentagon in the courts.[14] In 2018, MIT Technology Review reported that Amazon cloud services were powering ICE’s Investigative Case Management (ICM) system, which is “a critical component of ICE’s deportation operations.” MIT Technology Review also reported that Amazon Web Services (AWS) “hosts several of DHS’s other major immigration-related databases and operations, including all the core data systems for USCIS [U.S. Citizenship and Immigration Service] and biometric data for 230 million individuals, including fingerprints, face records, and iris scans, which are playing a growing role in immigration enforcement around the country.”[15] Amazon’s activities were targeted by the high-profile #NoTechForICE campaign and denounced by such groups as Make The Road, Mijente, and ACLU.[16] This creates potential reputational risk for Amazon.

•	Controversial products such as Rekognition – In 2020, Amazon placed a one-year moratorium on selling its facial recognition software (“Rekognition”) to police departments amid “growing concerns that the technology may lead to unfair treatment of African-Americans.”[17] The company has acknowledged that national regulation does not exist to help manage the risks of this technology and says it invites regulation, but the product remains controversial. In 2018, Amazon workers protested the company’s involvement in Rekognition and government contracting that could be considered ethically questionable.[18]

The above are pressing examples of environmental, social, and governance (ESG) challenges facing Amazon. Each of these areas has the potential to become a material problem threatening Amazon and its investors. However, in these areas and more, Amazon executives have apparently taken on excessive risk and injured relationships with key stakeholders, such as workers and communities.

Conclusion

Amazon needs an independent board chair to help confront the company’s many challenges and properly oversee executives’ risk-taking behavior. Current corporate governance arrangements are evidently not fit-for-purpose, and they threaten Amazon’s continued success.

Shareholders are urged to vote FOR Item 5 following the instructions provided on the company’s proxy mailing.

For questions regarding Amazon Item 5 on Independent Chair Policy, please contact Sonia Kowal, Zevin Asset Management, 617.742.6666, sonia@zevin.com.

14 https://www.bizjournals.com/washington/news/2021/04/28/court-denies-doj-microsoft-bid-to-dismiss-jedi-aws.html

15 https://www.technologyreview.com/2018/10/22/139639/amazon-is-the-invisible-backbone-behind-ices-immigration-crackdown/

16 https://www.washingtonpost.com/business/2019/07/12/no-tech-ice-protesters-demand-amazon-cut-ties-with-federal-immigration-enforcement/; https://www.aclu.org/news/immigrants-rights/aclu-calls-on-tech-companies-to-end-their-alliance-with-ice-and-cbp/

17 https://www.nytimes.com/2020/06/10/technology/amazon-facial-recognition-backlash.html

18 https://www.vox.com/technology/2018/10/18/17989482/google-amazon-employee-ethics-contracts